Mail Stop 3561

June 23, 2006

Scott Gallagher
Chief Executive Officer
FTS Group, Inc.
7610 West Hillsborough Avenue
Tampa, Florida 33615

> **Re:** **FTS Group, Inc.**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed June 7, 2006**
> **File No. 0-24829**

Dear Mr. Gallagher:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of your review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to comment 4 in our letter dated April 5, 2006. We note that on page 8 you state that changes in accountants were previously reported on a Form 8-K. Please include the information required by Item 304(a) of Regulation S-B in the proxy statement.

Security Ownership of Certain Beneficial Owners and Management, page 4

2. Please update the disclosure in your beneficial ownership table as of the most recent practicable date. For instance, we note the Schedule 13Gs filed by Whalehaven Capital Fund Limited and Bristol Investment Fund, Ltd. on May 4, 2006.

Committees of the Board of Directors, page 7

3. We note your response to comments 8 and 9 in our letter dated April 5, 2006. Please revise to further elaborate on the details regarding the disclosure required by Item 7(d)(2)(i) and Item 7(d)(2)(ii)(F).

Proposal to Increase the Number of Authorized Shares of Common Stock, page 9

4. We have reviewed your response to comment 15 in our letter dated April 5, 2006. We note the 8-K filed on January 9, 2006 discussing the acquisition of See World Satellites, Inc. As part of the consideration for the acquisition, you issued convertible preferred shares to Richard Miller. Please tell us whether this proxy solicitation is partly for the purpose of approving the authorization of additional securities underlying the convertible preferred shares. If so, Note A to Schedule 14A may apply, and you should include in the proxy statement the additional information required by Items 11, 13, and 14 of Schedule 14A. Please advise or revise.

5. We note the 8-K filed on January 9, 2006 regarding the December 29, 2005 transaction. Please tell us whether you had cash available to fund the See World acquisition absent the December transaction. We may have further comments after reviewing your response.

* * * * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a letter with your amendment that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response to our comments.

You may contact Howard Baik at (202) 551-3317, David Mittelman, Legal Branch Chief, at (202) 551-3214, or me, at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

FAX: Amy Trombley
(309) 406-1426